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Exhibit 99.1

Sub-Committee of
Independent Directors
of Cone Mills Corporation
701 Xenia Avenue South
Golden Valley, MN 55416

Via Facsimile

October 8, 2003

The Board of Directors of
Cone Mills Corporation
804 Green Valley Road, Suite 300
P.O. Box 26540
Greensboro, North Carolina 27415-6540

To The Board of Directors:

        As you know, at the recent annual shareholders meeting of Cone Mills Corporation (the "Company") held on September 25, 2003, Messrs. Charles Barry, Randall Kominsky and Jess Ravich were elected to the Board of Directors of the Company (the "Board"). Together we comprise a majority of the Company's seven independent directors.

        The Company has recently taken a number of actions that raise serious issues regarding (i) the Company's compliance with applicable laws (including both North Carolina law and the federal securities laws), (ii) management's self-interest in crucial corporate transactions and (iii) the Board's compliance with its fiduciary duties. Specifically, in connection with the recent annual shareholders meeting, the Company:

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  Improperly postponed the date of the meeting in violation of Section 3-2 of the Company's bylaws.

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  Adopted lucrative "golden parachute" packages for the Chairman of the Board and 23 members of his management team without providing the Board with adequate information or time and without adequate disclosure of these golden parachutes in the Company's proxy materials.

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  Created a Special Committee of the Board that has effectively supplanted the entire Board for the purpose of disenfranchising the shareholders who elected Messrs. Barry, Kominsky and Ravich to the Board, again with no disclosure whatsoever in the Company's proxy materials.

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  Delegated to this Special Committee expansive powers in connection with the Company's restructuring and consideration of strategic alternatives in a manner inconsistent with the purpose, if not the terms, of Section 55-8-25 of the North Carolina Business Corporation Act (the "Corporation Act") and Section 6-2 of the Company's bylaws.

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  Rushed to file a Chapter 11 bankruptcy petition before the new directors joined the Board, again in order to disenfranchise the shareholders who voted for these new directors and again with no disclosure whatsoever in the Company's proxy materials.

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  We note that if the Company's financial condition was so dire as to make a bankruptcy filing necessary, this fact should have been disclosed in the Company's SEC filings. However, as late as the filing of the Company's second quarter Form 10-Q with the SEC on August 13, 2003, the Company failed to disclose that bankruptcy or insolvency was a possibility.

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  Has continually withheld material information from the new directors despite a written request for the information and despite an obligation to provide information to these directors to permit them to satisfy their obligations as directors.

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  Entered into a letter of intent with WL Ross & Co. LLC (together with its affiliates "WL Ross"), which contemplates a sale of substantially all of the Company's assets to WL Ross, without fully exploring all strategic alternatives available to the Company to maximize recoveries by the Company's creditors and shareholders and without permitting the independent directors to satisfy their duty of due care by:

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  Exploring all available restructuring and strategic options.

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  Receiving advice from objective, independent advisors selected by these directors.

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  Evaluating management's self-interest in the transaction.

        We note that the agenda for this Thursday's Board meeting, which we received only yesterday, indicates that the Board will consider and be asked to approve a "W.L. Ross stalking horse purchase agreement" at the meeting, despite the fact that neither the agreement nor a summary will be provided to the directors in advance and the directors will obviously not have the time or the information to fully understand the agreement's terms.

        The Company seems intent on pressing ahead with a deal with WL Ross when we have offered a restructuring proposal that offers greater recoveries for the Company's creditors and possibly its stockholders. Our plan has the following elements:

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  Dispose of the Company's unprofitable Cone Jacquards and Cone Finishing businesses and its unproductive real estate holdings.

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  Use the proceeds from these sales to pay down debt and refinance the remaining debt on more favorable terms.

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  Explore the sale of the Company's interest in the Parras Cone joint venture while retaining the associated profitable marketing and management agreement.

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  Our restructuring plan would increase the likelihood of a recovery by the Company's ESOP, which holds a substantial amount of the Company's preferred stock.

        The foregoing actions by the Company and the incumbent Board evidence a course of conduct that is inconsistent with the current focus on proper corporate governance and disclosure. This course of conduct is the type of corporate behavior that has been heavily criticized by government agencies, prosecutors, courts, academics and journalists, and which poses serious liability risks for the Company and its directors and officers.

        Accordingly, we hereby request that the Board take the following actions as soon as possible:

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  Appoint a special committee of the Board comprised of the independent directors (Messrs. Barry, Griffin, Kominsky, Kozberg, Ravich, Reid and Wilson) and authorize the committee, to the extent permitted by the Corporation Act and the Company's bylaws, to assume control of the Company's restructuring process and review of strategic alternatives;

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  Authorize this committee to retain its own legal, financial, accounting and other advisors; and

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  Grant the members of this committee full access to the Company's books, records, personnel, accountants and other advisors so they can fully inform themselves of all relevant information regarding the Company, its financial condition and all restructuring and strategic alternatives.

        We would appreciate your response to this letter as soon as possible and in no event later than 12:00 noon, New York time, on Thursday, October 9, 2003. If you have any questions regarding the foregoing, please do not hesitate to contact any of us. We look forward to hearing from you.

Sincerely,
/s/ CHARLES L. BARRY Charles L. Barry
/s/ RANDALL G. KOMINSKY Randall G. Kominsky
/s/ MARC H. KOZBERG Marc H. Kozberg
/s/ JESS M. RAVICH Jess M. Ravich
cc:
Stephen Fraidin—Kirkland & Ellis LLP
Richard L. Wynne—Kirkland & Ellis LLP

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  Exhibit 99.1